October 31, 2024

Nicole S. Stokes
Corporate EVP and Chief Financial Officer
Ameris Bancorp
3490 Piedmont Road N.E., Suite 1550
Atlanta, Georgia 30305

       Re: Ameris Bancorp
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-13901
Dear Nicole S. Stokes:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Loans, page 40

1. We note from your tabular disclosure on page 41, that the combination of two loan categories presented as construction and development, as well as commercial and farmland real estate loans represent a significant portion of your total loan portfolio as of December 31, 2023. We further note your disclosure on page F-17 that commercial
       real estate (   CRE   ) loans may be larger in size and may involve a
greater degree of
       risk than one-to-four family residential mortgage loans and that payments on such loans are often dependent on successful operation or management of the properties.
       Please revise future filings to further disaggregate the composition of your CRE loan portfolio to address geographic and other concentrations to the extent material to an
       investor   s understanding of your CRE loan portfolio. In this regard, provide
       quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, as well as other factors
       to the extent material to an investor   s understanding of the risks
inherent in your CRE
 October 31, 2024
Page 2

       loan portfolio.

       We note the reference on page 7 to national and local economic pressures, the rising interest rate environment and other factors impacting banks. We also note the reference on page 48 to management and the ALCO Committee conducting
       evaluations    when economic or market concerns warrant such evaluation.
   Please
       revise future filings to clarify the specific risk management policies, procedures or other actions undertaken by management in response to risks relating to the commercial real estate market in the current environment.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or John Nolan at 202-551-3492 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance